                                                                Exhibit 99(g)(2)

                                AUDITORS' REPORT

Shareholders
Frisch's Restaurants, Inc.

      We have audited the accompanying consolidated balance sheet of Frisch's Restaurants, Inc. (an Ohio corporation) and Subsidiaries as of June 1, 1997 and June 2, 1996 and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended June 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frisch's Restaurants, Inc. and Subsidiaries as of June 1, 1997 and June 2, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 1, 1997, in conformity with generally accepted accounting principles.

      As discussed in Note A to the consolidated financial statements, in 1997 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

GRANT THORNTON LLP
Cincinnati, Ohio
July 8, 1997

                  FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                         June 1, 1997 and June 2, 1996

                                     ASSETS

                                                                 1997           1996
                                                           ------------   ------------
CURRENT ASSETS
Cash                                                       $    231,453   $    134,944
Receivables
     Trade                                                    1,037,001      1,107,394
     Other                                                      190,312        963,347
Inventories                                                   3,657,844      3,725,755
Prepaid expenses and sundry deposits                            957,311      1,280,006
Prepaid and deferred income taxes                               808,198      1,352,315
                                                           ------------   ------------
          Total current assets                                6,882,119      8,563,761

PROPERTY AND EQUIPMENT - AT COST
Land and improvements                                        19,788,269     24,712,017
Buildings                                                    48,319,998     54,871,830
Equipment and fixtures                                       51,021,079     53,876,413
Leasehold improvements and buildings on leased land          24,913,657     24,640,369
Capitalized leases                                            9,096,008      9,632,186
Construction in progress                                           --        2,393,653
                                                           ------------   ------------
                                                            153,139,011    170,126,468
          Less accumulated depreciation and amortization     72,374,953     70,886,768
                                                           ------------   ------------
               Net property and equipment                    80,764,058     99,239,700

OTHER ASSETS
Intangible assets                                               756,943        761,017
Investments in land - at cost                                 1,953,130      2,001,135
Property held for sale                                       13,628,457      1,766,068
Net cash surrender value-life insurance policies              3,613,878      3,447,360
Deferred income taxes                                         1,530,868        551,072
Other                                                         2,130,512      2,065,728
                                                           ------------   ------------
               Total other assets                            23,613,788     10,592,380
                                                           ------------   ------------
                                                           $111,259,965   $118,395,841
                                                           ============   ============

The accompanying notes are an integral part of these statements.

                  FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                         June 1, 1997 and June 2, 1996

                                  LIABILITIES


                                                           1997            1996
                                                      ------------   ------------
CURRENT LIABILITIES
Long-term obligations due within one year
     Long-term debt                                   $  1,723,890   $  2,162,860
     Obligations under capitalized leases                  470,497        467,706
     Self insurance                                      1,095,993      1,862,957
Accounts payable                                         6,357,177      8,109,024
Accrued expenses                                         6,051,004      5,805,262
Income taxes                                                  --           50,161
                                                      ------------   ------------
          Total current liabilities                     15,698,561     18,457,970

LONG-TERM OBLIGATIONS
Long-term debt                                          17,875,000     20,098,890
Obligations under capitalized leases                     6,055,682      6,229,351
Self insurance                                           4,151,229      5,879,111
Other                                                    2,795,689      2,423,485
                                                      ------------   ------------
          Total long term obligations                   30,877,600     34,630,837

COMMITMENTS

SHAREHOLDERS' EQUITY                                            --             --
Capital stock
     Preferred stock - authorized, 3,000,000 shares
          without par value; none issued                        --             --
     Common stock - authorized, 12,000,000 shares
          without par value; issued, 7,362,279
          and 7,080,195 shares - stated value - $1       7,362,279      7,080,195
Additional contributed capital                          60,427,514     56,794,272
                                                      ------------   ------------
                                                        67,789,793     63,874,467
Retained earnings                                          432,732      4,860,713
                                                      ------------   ------------
                                                        68,222,525     68,735,180
Less cost of treasury stock (213,945 and
  197,586 shares)                                        3,538,721      3,428,146
                                                      ------------   ------------
          Total shareholders' equity                    64,683,804     65,307,034
                                                      ------------   ------------
                                                      $111,259,965   $118,395,841
                                                      ============   ============

                  FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                         Three years ended June 1, 1997


                                                         1997             1996            1995
                                                   -------------    -------------    -------------
REVENUE
Sales                                              $ 164,521,025    $ 165,425,731    $ 161,429,199
Other                                                  1,410,384        1,519,025        1,629,985
                                                   -------------    -------------    -------------
     Total revenue                                   165,931,409      166,944,756      163,059,184

COSTS AND EXPENSES
Cost of sales
     Food and paper                                   52,032,873       53,123,133       52,298,714
     Payroll and related                              55,478,791       58,571,618       56,334,783
     Other operating costs                            41,086,258       41,650,300       40,781,489
                                                   -------------    -------------    -------------
                                                     148,597,922      153,345,051      149,414,986

General and administrative                             4,625,243        3,745,047        4,581,541
Advertising                                            4,007,381        4,025,872        4,008,237
Impairment of long-lived assets                        4,600,000             --               --
Interest                                               2,373,313        2,411,313        1,961,084
                                                   -------------    -------------    -------------
     Total costs and expenses                        164,203,859      163,527,283      159,965,848
                                                   -------------    -------------    -------------
     Earnings before income taxes                      1,727,550        3,417,473        3,093,336

INCOME TAXES
Current
     Federal                                           1,732,149        1,366,294        1,169,007
     Less tax credits                                   (233,396)        (290,884)        (436,358)
     State and municipal                                  56,228          362,549          110,246
Deferred                                              (1,014,078)        (330,225)        (107,930)
                                                   -------------    -------------    -------------
                                                         540,903        1,107,734          734,965
                                                   -------------    -------------    -------------
     NET EARNINGS                                  $   1,186,647    $   2,309,739    $   2,358,371
                                                   =============    =============    =============
Primary and fully divided net earnings per share   $         .17    $         .32    $         .33
                                                   =============    =============    =============

Weighted average number of primary and fully
     diluted common shares and equivalents
     assumed outstanding during the year               7,151,145        7,156,789        7,156,562
                                                   =============    =============    =============

The accompanying notes are an integral part of these statements.

                  FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                         Three years ended June 1, 1997




                                                                      1997             1996            1995
                                                                 ------------    ------------    ------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income                                                       $  1,186,647    $  2,309,739    $  2,358,371
Adjustments to reconcile net income
     to net cash from operating activities:
     Depreciation and amortization                                 10,486,163      10,350,326       9,821,080
     Gain on disposition of assets                                   (561,918)       (829,854)       (345,380)
     Impairment of long-lived assets                                4,600,000            --              --
     Changes in assets and liabilities:
        Decrease (increase) in receivables                            843,428        (524,259)        858,036
        Decrease (increase) in inventories                             67,911         219,905          (8,621)
        Decrease in prepaid expenses and sundry deposits              322,695         425,457          83,465
        Increase in prepaid and deferred income taxes                (435,679)       (770,221)       (509,494)
        (Decrease) increase in accounts payable                    (1,751,847)       (463,142)        162,257
        Increase in accrued expenses                                  245,742          46,606         128,095
        (Decrease) increase in accrued income taxes                   (50,161)         50,161         (36,102)
        (Increase) decrease in other assets                           (80,346)        111,697         321,374
        (Decrease) increase in self insured obligations            (2,494,846)        878,681       1,077,583
        Increase in other liabilities                                 372,204         216,129         336,239
                                                                 ------------    ------------    ------------
            Net cash provided by operating activities              12,749,993      12,021,225      14,246,903

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Additions to property                                             (10,221,353)    (15,362,001)    (23,283,499)
Proceeds from disposition of property                               2,696,741       3,941,466       2,245,680
Increase in other assets                                             (156,845)       (104,970)       (524,789)
                                                                 ------------    ------------    ------------
            Net cash (used in) investing activities                (7,681,457)    (11,525,505)    (21,562,608)


CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Proceeds from borrowings                                            3,000,000       8,000,000      10,385,000
Payment of long-term debt and capital lease obligations            (6,162,150)     (6,950,329)     (1,489,525)
Cash dividends paid                                                (1,699,302)     (1,630,097)     (1,570,418)
Treasury share transactions                                          (110,575)           --             9,398
                                                                 ------------    ------------    ------------
            Net cash (used in) provided by financing activities    (4,972,027)       (580,426)      7,334,455
                                                                 ------------    ------------    ------------
Net increase (decrease) in cash and equivalents                        96,509         (84,706)         18,750
Cash and equivalents at beginning of year                             134,944         219,650         200,900
                                                                 ------------    ------------    ------------
Cash and equivalents at end of year                              $    231,453    $    134,944    $    219,650
                                                                 ============    ============    ============
Supplemental disclosures:
Stock dividends issued                                           $  3,915,326    $  2,441,304    $  2,706,460
Interest paid                                                       2,474,985       2,549,352       1,872,183
Income taxes paid                                                   1,919,485       2,319,962       1,419,798
Income tax refunds received                                           892,742         492,168         139,237
Lease transactions capitalized                                        407,247         390,000            --


The accompanying notes are an integral part of these statements.

                  FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                         Three years ended June 1, 1997

                               Common stock
                             at $1 per share -     Additional
                                 Shares and        contributed        Retained           Treasury
                                   amount            capital          earnings            shares            Total
                             -----------------    ------------      ------------        ----------      ------------
Balance at May 29, 1994       $  6,548,201        $ 52,188,112      $  8,540,882        (3,447,154)     $ 63,830,041
Net earnings for the year             --                  --           2,358,371              --           2,358,371
Treasury shares reissued              --                (9,610)             --              23,771            14,161
Treasury shares acquired              --                  --                --              (4,763)           (4,763)
Dividends
     Cash - $.24 per share            --                  --          (1,570,418)             --          (1,570,418)
     Stock - 4%                    260,738           2,445,722        (2,706,460)             --                --
                              ------------        ------------      ------------       -----------      ------------
Balance at May 28, 1995          6,808,939          54,624,224         6,622,375        (3,428,146)       64,627,392
Net earnings for the year             --                  --           2,309,739              --           2,309,739
Dividends
     Cash - $.24 per share            --                  --          (1,630,097)             --          (1,630,097)
     Stock - 4%                    271,256           2,170,048        (2,441,304)             --                --
                              ------------        ------------      ------------       -----------       -----------
Balance at June 2, 1996          7,080,195          56,794,272         4,860,713        (3,428,146)       65,307,034
Net earnings for the year             --                  --           1,186,647              --           1,186,647
Treasury shares acquired              --                  --                --            (110,575)         (110,575)
Dividends
     Cash - $.24 per share            --                  --          (1,699,302)             --          (1,699,302)
     Stock - 4%                    282,084           3,633,242        (3,915,326)             --                --
                              ------------        ------------      ------------       -----------      ------------
Balance at June 1, 1997       $  7,362,279        $ 60,427,514      $    432,732      ($ 3,538,721)     $ 64,683,804
                              ============        ============      ============       ===========      ============



The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three years ended June 1, 1997

NOTE A - ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Description of the Business
---------------------------

Frisch's Restaurants, Inc., operates and licenses family restaurants with drive-thru service under the name Frisch's Big Boy. These operations are located in Ohio, Indiana and Kentucky. Additionally, the Company operates two hotels with restaurants in metropolitan Cincinnati, where it is headquartered. Trademarks which the Company has the right to use include "Frisch's," "Big Boy," and "Quality Hotel."

Consolidation Practices
-----------------------

The consolidated financial statements include the accounts of Frisch's Restaurants, Inc. and all of its subsidiaries. Significant inter-company accounts and transactions are eliminated in consolidation.

Use of Estimates
----------------

The preparation of financial statements requires management to use estimates and assumptions in certain areas that affect the amounts reported. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Although management believes its estimates are reasonable and adequate, future events affecting them may differ markedly from current judgment.

Some of the more significant areas requiring the use of estimates include self insurance liabilities, deferred store closing costs, value of goodwill, net realizable value of property held for sale, and deferred executive compensation.

Cash and Cash Equivalents
-------------------------

Highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Receivables
-----------

The Company values its trade notes and accounts receivable on the reserve method. The reserve balance was immaterial for the years ended June 1, 1997 and June 2, 1996.

Inventories
-----------

Inventories, comprised principally of food items, are valued at the lower of cost, determined by the first-in, first-out method, or market.

Income Taxes
------------

Taxes are provided on all items included in the statement of earnings regardless of when such items are reported for tax purposes.

Property and Equipment
----------------------

Depreciation is provided principally on the straight-line method over the estimated service lives of the assets.

Intangible and Other Assets
---------------------------

The excess of cost over equity in net assets of subsidiaries acquired prior to November 1, 1970, is not currently being amortized because, in the opinion of management, the value has not decreased.

Net cash surrender value of life insurance policies includes the cash values of two policies written by a life insurance company that has been under an order of rehabilitation since August, 1994. As had been expected, an assumption reinsurance agreement has been reached with a creditworthy carrier that fully preserves cash values and which contains rights and benefits comparable with the original policies. Restraints on policy loans, surrenders and reductions in face amounts, which were imposed by the order of rehabilitation, will remain in effect until the agreement is closed. The closing, which is subject to court and regulatory approval, is anticipated during the fourth quarter of calendar 1997.

Advertising Costs
-----------------

Advertising costs are charged to expense as incurred. There are no significant advertising costs on the balance sheet for the years ended June 1, 1997 and June 2, 1996.

New Store Opening Costs
-----------------------

New store opening costs are capitalized and amortized over a one year period from the date each new store opened. Items capitalized include new employee training costs, the cost of an employee team to coordinate the opening and the cost of certain replacement items such as uniforms and china. Opening expense was $584,000 in 1997, $1,271,000 in 1996, and $1,671,000 in 1995.

Benefit Plans
-------------

The Company has two defined benefit pension plans covering substantially all of its employees. The benefits are based on years-of-service and other factors. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future. The Company also has a non-qualified supplemental retirement plan for certain key employees.

Self Insurance
--------------

The Company self-insures portions of its casualty insurance coverages. Self insurance costs are accrued based on management's estimate for future claims. There is insurance in place which provides for catastrophic self insured losses.

Revenue Recognition
-------------------

Franchise fees, based on sales of franchisees, are recorded on the accrual method as earned. There was no significant income from initial fees during the last three years.

Fair Value of Financial Instruments
-----------------------------------

The carrying value of the Company's financial instruments approximates fair value.

Investment in Sports Franchise
------------------------------

The Company's limited partnership investment in the Cincinnati Reds is carried at cost. No distributions have been received during the last three years.

Fiscal Year
-----------

The Company's fiscal year ends on the Sunday nearest to the last day of May. Fiscal years 1997 and 1995 were comprised of 52 weeks. Fiscal 1996 was comprised of 53 weeks.


Impairment Loss
---------------

Effective June 3, 1996 the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires impairment losses to be recognized on long-lived assets, whether used in the operation of the business or held for disposal, when events or changes in circumstances indicate that the assets' carrying amount may not be fully recoverable. The Company considers a history of cash flow losses in established areas to be its primary indicator of potential impairment. The immediate effect upon adoption was immaterial.

During the fourth quarter, the Company made a further review of operations in those markets in which losses occurred and determined that all restaurants in the Indianapolis market should be closed. Additionally, five other restaurants in three other areas were identified for closing. The restaurants chosen for closing had a combined pre-tax operating loss of approximately $2,200,000 in fiscal 1997. A non-cash pre-tax charge of $4,600,000 was recorded as an impairment loss to reduce the carrying costs of the properties to net realizable value as determined by the Company's experience in disposing of other underperforming properties and estimates provided by real estate brokers. All fifteen properties are listed for sale with a broker, and are carried at a net realizable value of approximately $12,140,000 on the Company's balance sheet as a component of the caption "Property held for sale." The Company expects to dispose of the majority of these restaurant properties within the next twelve to eighteen months. The components of the SFAS 121 charge were as follows:

Reduction of carrying costs of assets
   to be disposed of to net present value              $ 3,925,000
Disposal costs, including broker commissions               675,000
                                                       -----------
Total                                                  $ 4,600,000
                                                       ===========


NOTE B - LONG-TERM DEBT

                                                     1997                              1996
                                            ----------------------          -------------------------
                                              Payable      Payable          Payable       Payable
                                              within        after           within        after
                                             one year     one year          one year      one year
                                             --------   -----------         --------     ---------
                                                                (in thousands)
Revolving credit loan                       $      -    $   11,000          $      -    $  11,500
Term loan                                      1,500         6,875             1,625        8,375
Other                                            224             -               538          224
                                            ---------   ----------          ---------   ---------
                                            $  1,724    $   17,875          $  2,163    $  20,099
                                            ========    ==========          ========    =========

The portion payable after one year matures as follows:


                                                                1997             1996
                                                             ----------       --------
                                                                   (in thousands)

                                Period ending in 1998        $       -        $   1,724
                                                 1999             1,500           1,500
                                                 2000            12,500          13,000
                                                 2001             1,500           1,500
                                                 2002             1,500           1,500
                                   Subsequent to 2002               875             875
                                                             ----------        --------
                                                             $   17,875        $ 20,099
                                                             ==========        ========

The revolving credit loan is a $16,000,000 line of credit (see note J), $11,000,000 of which is outstanding at June 1, 1997. This credit loan matures on September 1, 1999, unless extended. Interest is payable quarterly determined by various indices, currently 6.41%. The term loan is payable in monthly installments of $125,000 through December 31, 2002. Interest is also payable monthly at a rate equal to the prime rate up to a maximum of 7.5% through December 31, 1997. The rate for the final five years shall also be equal to the prime rate, not to exceed 8.5%.

These agreements contain covenants relating to net worth, interest expense, debt and capitalization changes, asset dispositions, investments, leases, and restrictions on pledging certain restaurant operating assets.

The Company also has a $1,978,000 outstanding letter of credit in support of its self insurance.

Other debt includes industrial revenue bonds that were issued in 1978, payable in annual installments of $200,000 through 1998 and bear interest at 7.4%. Property and equipment having a book value at June 1, 1997 of $3,332,000 is pledged as collateral for the bonds.

NOTE C - LEASED PROPERTY

The Company has capitalized the leased property of 53% of its non-owned restaurant locations. The majority of the leases are for fifteen or twenty years and contain renewal options for ten to fifteen years. Delivery equipment is held under capitalized leases expiring during periods to 2004. The Company also occupies office space under an operating lease which expires during 2003, with a renewal option available through 2013.

An analysis of the leased property follows:


                                                           Asset balances at
                                                      --------------------------
                                                         1997             1996
                                                      ----------        --------
                                                            (in thousands)
           Restaurant facilities                      $   8,119         $  8,762
           Equipment                                        977              870
                                                      ---------         --------
                                                          9,096            9,632
                Less accumulated amortization            (4,924)          (5,154)
                                                      ---------         --------
                                                      $   4,172         $  4,478
                                                      =========         ========

Total rental expense of operating leases was approximately $1,438,000 in 1997, $1,575,000 in 1996 and $1,675,000 in 1995.

Future minimum lease payments under capitalized leases and operating leases having an initial or remaining term of one year or more follow:


                                                           Capitalized          Operating
                  Year ending in:                            leases              leases
                  ---------------                          -----------          ---------
                                                                    (in thousands)

                  1998                                   $  1,147                $ 1,243
                  1999                                      1,085                  1,204
                  2000                                      1,030                  1,110
                  2001                                        927                    994
                  2002                                        885                    754
                  2003 to 2020                              6,279                  4,090
                                                        ---------                -------
                      Total                                11,353                $ 9,395
                                                                                 =======
                  Amount representing interest             (4,827)
                                                         --------
                  Present value of obligations              6,526
                  Portion due within one year                (470)
                                                         --------

                  Long-term obligations                   $ 6,056
                                                          =======


NOTE D - INCOME TAXES

The variations between the statutory Federal rate and the effective rates are summarized as follows:


                                                          Percent of pretax earnings
                                                     ------------------------------------
                                                        1997           1996          1995
                                                        ----           ----          ----

              Statutory U.S. Federal income tax         34.0          34.0            34.0
              Tax credits                              (13.5)         (8.5)          (14.1)
              State and municipal income taxes
                  (net of Federal tax benefit)           2.1           7.0             2.4
              Other                                      8.7           (.1)            1.5
                                                     --------      -------         -------
              Effective Rate                            31.3          32.4            23.8
                                                     ========      ========        =======

The components of the deferred tax asset (liability) were as follows (in thousands):


                                             1997             1996
                                             ----             ----

Deferred compensation                     $    648         $   623
Compensated absences                           607             563
Self insurance                               1,640           2,442
Impairment of assets                         1,564               -
Other                                          290             160
                                          ---------        -------
Total deferred tax assets                    4,749           3,788


New store opening cost                         (12)           (118)
Partnership interest                          (174)            (20)
Investment in tax benefits                    (594)           (731)
Depreciation                                (1,384)         (1,545)
Other                                         (561)           (364)
                                          ---------        -------
Total deferred tax liabilities              (2,725)         (2,778)
                                          ---------        -------

Net deferred tax asset                    $  2,024         $ 1,010
                                          =========        =======

The Company is currently being examined by the Internal Revenue Service for the year 1994. The Company believes that it will prevail on most of the issues that have been raised and that, in any event, the ultimate liability for these issues will have no material impact on the Company's statement of earnings.

NOTE E - CAPITAL STOCK

Shareholders approved the 1993 Stock Option Plan on October 4, 1993. The plan authorizes the grant of stock options for up to 562,432 shares of the Common Stock of the Company for a ten year period beginning May 9, 1994. Shares may be optioned at not less than seventy-five percent of fair market value on the date granted and may include stock appreciation rights. No options have been granted under the 1993 plan.

The 1984 Stock Option Plan expired on May 8, 1994. Outstanding options are exercisable within ten years from the date of grant, the majority of which will expire in less than one year. The exercise price is the fair market value as of the date granted, subsequently adjusted for a 4% stock dividend in 1997 and 1996 in accordance with the anti-dilution provisions of the plan. Transactions involving the 1984 plan are summarized below:


                                     1997                          1996                          1995
                          --------------------------     -------------------------     --------------------------
                          No. of       Option            No. of       Option           No. Of        Option
                          Shares        Price            Shares        Price           Shares         Price
                          ------        -----            ------        -----           ------         -----

Outstanding and
   exercisable at
   beginning of year      259,423  $14.95 to $21.66      262,604 $15.55 to $22.53       256,933 $16.17 to $23.43
Granted during the year         0                              0                              0
Exercised during the year       0                              0                              0
Expired during the year    (9,765) $16.81 to $17.48      (13,156) $18.18                (4,603) $18.18
Increase for 4% stock
   dividend                10,177  $14.38 to $20.83        9,975 $14.95 to $21.66        10,274 $15.55 to $22.53
                          -------                       --------                       --------
Outstanding and
   exercisable at
   end of year            259,835  $14.38 to $20.83      259,423 $14.95 to $21.66       262,604 $15.55 to $22.53
                          =======                        =======                        =======

The Company also has reserved 58,492 shares for issuance under the Frisch Executive Savings Plan. Shares reserved under these plans have been adjusted for stock dividends. There are no other outstanding options, warrants or rights.

Effective June 3, 1996 the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 establishes new accounting and reporting standards for stock based compensation plans. Companies may elect to adopt this standard using a fair-value based method or continue using the intrinsic value method of measuring compensation expense prescribed under the current guidance of Accounting Principles Board Opinion Number 25 (APB 25).

Since the Company elected to continue using the intrinsic value method, SFAS 123 has not affected the Company's statement of earnings or financial position. SFAS 123 requires companies electing to continue using the rules of APB 25 to make pro forma disclosures of net income and earnings per share as though the fair value method had been elected. Pro forma disclosures of future options granted and stock issued will be reflected in the footnotes of the Company's consolidated financial statements when required.

NOTE F - PENSION PLANS

Net pension expense included the following components (in thousands):


                                                      1997          1996         1995
                                                     -------      -------      -------
Service cost - benefits earned during the period     $ 1,128      $ 1,022      $ 1,008
Interest cost on projected benefit obligations         1,020          939          978
Investment gain on plan assets                        (2,736)      (3,032)      (2,001)
Net amortization and deferral                            940        1,439          359
                                                     -------      -------      -------
Net periodic pension cost                            $   352      $   368      $   344
                                                     =======      =======      =======

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at June 1, 1997 and June 2, 1996 (in thousands):


                                                                                             1997         1996
                                                                                          --------      --------

Plan assets at fair market value, primarily marketable securities and insurance funds     $ 19,242      $ 18,597
                                                                                          --------      --------
Actuarial present value of benefit obligations:
       Vested benefits                                                                       9,217         9,895
       Non vested benefits                                                                   1,033           802
                                                                                          --------      --------
Accumulated benefit obligations                                                             10,250        10,697
Effect of projected future salary increases                                                  3,542         2,997
                                                                                          --------      --------
Projected benefit obligations                                                               13,792        13,694
                                                                                          --------      --------
Plan assets in excess of projected benefit obligations (including approximately
       $361 at 1997 and $369 at 1996 withdrawable by participants upon demand)               5,450         4,903
Unrecognized net gains                                                                      (5,284)       (4,349)
Unrecognized prior service cost                                                                739           641
Unrecognized net transition (assets)                                                        (1,185)       (1,421)
                                                                                          --------      --------

Net accrued pension cost included in the balance sheet                                    $   (280)     $   (226)
                                                                                          ========      ========

Assumptions used to develop net periodic pension cost and the actuarial present value of projected benefit obligations:


                                                        1997     1996       1995
                                                        ----     ----       ----

Expected long-term rate of return on plan assets        8.50%     8.50%     8.50%
Weighted average discount rate                          7.25      7.25      7.25
Rate of increase in compensation levels                 5.50      5.50      5.50

NOTE G - EARNINGS PER SHARE

Earnings per common share are based on the weighted average number of common shares outstanding during the year (7,151,145 in 1997, 7,156,789 in 1996 and 7,156,562 in 1995). Stock options outstanding during the three years did not have a dilutive effect on earnings per share.

The Company is required to adopt Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share" in fiscal year 1998. SFAS 128 simplifies current standards by requiring a presentation of basic EPS, and if applicable, diluted EPS, instead of primary and fully diluted EPS. There is expected to be no material effect on restatement of prior period EPS data.

NOTE H - INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES

The Company operates principally in the food service and lodging industries. Prior to 1997, operations in the food service industry constituted a dominant segment in accordance with Statement of Financial Accounting Standards No. 14 (SFAS 14), "Financial Reporting Segments of a Business Enterprise." Operations in the food service industry are vertically integrated, and include the manufacture and distribution of food products and supplies to its restaurants and to franchisees for resale to the general public. Fees are charged to franchisees for administrative and advertising services based principally on percentage of sales. Intersegment sales are immaterial.


                                                                  (In thousands)
                                                                  --------------
                                                         1997          1996        1995
                                                         ----          ----        ----

   Revenue
     Food service                                   $   153,981   $  155,283    $ 151,996
     Lodging                                             11,950       11,662       11,063
                                                    ------------  -----------   ---------
                                                    $   165,931   $  166,945    $ 163,059
                                                    ===========   ==========    =========
   Operating profit
     Food service                                   $     6,848   $    7,482    $   7,435
     Lodging                                                468          573          571
                                                    ------------  -----------   ---------
                                                    $     7,316   $    8,055    $   8,006
                                                    ===========   ==========    =========
   Identifiable assets
     Food service                                   $    99,383   $  108,978    $ 108,870
     Lodging                                             11,877        9,418        6,678
                                                    ------------  -----------   ---------
                                                    $   111,260   $  118,396    $ 115,548
                                                    ===========   ==========    =========

   Depreciation and amortization
     Food service                                   $     9,301   $    9,533    $   8,995
     Lodging                                              1,185          817          826
                                                    ------------  -----------   ---------
                                                    $    10,486   $   10,350    $   9,821
                                                    ===========   ==========    =========

   Capital expenditures
     Food service                                   $     6,554   $   11,644    $  21,437
     Lodging                                              3,667        3,718        1,846
                                                    ------------  -----------   ---------
                                                    $    10,221   $   15,362    $  23,283
                                                    ===========   ==========    =========

NOTE I - UNAUDITED QUARTERLY DATA


                            Year Ended June 1, 1997                              Year Ended June 2, 1996
                   --------------------------------------------  ------------------------------------------------
                           (In Thousands)                                       (In Thousands)
                   ------------------------------                ------------------------------------
                                           Net        Earnings                               Net        Earnings
                                Gross     earnings       (loss)               Gross        earnings      (loss)
                   Revenue     profit      (loss)     per share   Revenue     profit       (loss)      per share
                   -------     ------     --------    ---------   -------     ------       --------    ---------
1st Quarter      $ 51,730     $ 5,553     $ 1,427      $   .20   $ 52,666     $ 4,409     $   883      $   .12
2nd Quarter        39,607       4,023         937          .13     39,205       3,070         788          .11
3rd Quarter        35,927       2,682         203          .03     33,996       1,055        (444)        (.06)
4th Quarter        38,667       3,665      (1,380)        (.19)    41,078       3,547       1,083          .15
                  -------     -------     -------      -------   --------     -------     -------      --------
Year's Total     $165,931     $15,923     $ 1,187      $   .17   $166,945     $12,081     $ 2,310      $   .32
                 ========     =======     =======      =======   ========     =======     =======      ========

The first quarter of each year contained sixteen weeks. The second and third quarters of each year contained twelve weeks. The fourth quarter of fiscal 1997 contained twelve weeks compared to thirteen weeks in fiscal 1996.

Net earnings for the first quarters of 1997 and 1996 and the fourth quarter of 1996 included favorable adjustments of $1,200,000, $220,000 and $330,000 respectively, resulting from lower than anticipated claims in the Company's self insured casualty insurance program.

The fourth quarter of fiscal 1997 included an impairment loss of $3,040,000, net of tax, resulting from the closing of fifteen underperforming restaurants and a $170,000 favorable adjustment of income tax expense to reflect the actual effective rate for the year.

NOTE J - SUBSEQUENT EVENT

On July 8, 1997, the Board of Directors approved the repurchase of up to 1,000,000 shares of the Company's common stock from existing shareholders subject to the terms of a tender offer. The tender offer provides for the payment of a net cash price not greater than $17.00 nor less than $15.00 per share. The Company has arranged to borrow up to $18,000,000 under a loan agreement maturing in two years. The loan will bear interest at the lender's prime rate or a LIBOR-adjusted rate. As of July 8, 1997 the prime rate was 8.5% and the LIBOR-adjusted rate was approximately 7.2%. The loan is collateralized by the property and equipment owned by the Company at the fifteen restaurant locations recently closed, security interests in the cash value of all life insurance policies owned by the Company, and a security interest in the after tax proceeds from the possible sale of the Company's limited partnership investment in the Cincinnati Reds professional baseball team. The Company expects to repay borrowings under the loan agreement through the sale of these assets (excluding the life insurance policies) and other internally generated funds, and is required by the loan agreement to immediately apply the after tax sale proceeds against the outstanding indebtedness. As long as this credit facility remains in place, the credit availability under the Company's existing $20,000,000 revolving line of credit is reduced to $16,000,000.